Exhibit 99

Audited Combined Financial Statements
The Unconsolidated Mines of
The North American Coal Corporation
Years Ended December 31, 2015, 2014, and 2013
With Report of Independent Auditors

The Unconsolidated Mines of
The North American Coal Corporation
Audited Combined Financial Statements
Years Ended December 31, 2015, 2014 and 2013

Table of Contents

Report of Independent Auditors ..................................................................................................    1

Audited Combined Financial Statements

Report of Independent Auditors

The Board of Directors and Shareholders
NACCO Industries, Inc.
We have audited the accompanying combined financial statements of The Unconsolidated Mines of The North American Coal Corporation, which comprise the combined balance sheets as of December 31, 2015 and 2014, and the related combined statements of net income, equity, and cash flows for each of the three years in the period ended December 31, 2015, and the related notes to the combined financial statements.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of The Unconsolidated Mines of The North American Coal Corporation at December 31, 2015 and 2014, and the combined results of their operations and their cash flows for the each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

March 2, 2016

The Unconsolidated Mines of
The North American Coal Corporation
Combined Balance Sheets

	December 31
	2015	2014
	(In thousands)
Assets
Current assets:
Cash and cash equivalents	$ 25,159	$ 17,556
Accounts receivable	28,181	21,338
Accounts receivable from affiliated companies	6,813	1,029
Inventories	98,447	97,054
Other current assets	1,179	992
Total current assets	159,779	137,969

Property, plant and equipment:
Coal lands and real estate	115,119	112,063
Advance minimum royalties	1,331	1,308
Plant and equipment	1,064,678	973,310
Construction in progress	110,034	56,375
	1,291,162	1,143,056

Less allowance for depreciation, depletion, and amortization	(554,303)	(522,046)
	736,859	621,010
Deferred charges:
Deferred lease costs	–	4,714
Other	2,762	418
	2,762	5,132

Other assets:
Note receivable from Parent Company	2,104	3,625
Other investments and receivables	168,484	145,540
	170,588	149,165
Total assets	$ 1,069,988	$ 913,276

The Unconsolidated Mines of
The North American Coal Corporation
Combined Balance Sheets (Continued)

	December 31
	2015	2014
	(In thousands)
Liabilities and equity
Current liabilities:
Accounts payable	$ 31,162	$ 28,904
Accounts payable to affiliated companies	2,679	57,752
Current maturities of long-term obligations	70,387	70,736
Current mine closing accrual	–	311
Other current liabilities	25,022	20,138
Total current liabilities	129,250	177,841

Long-term obligations:
Advances from customers	222,716	191,992
Notes payable	243,206	78,827
Capital lease obligations	215,285	246,043
	681,207	516,862
Noncurrent liabilities:
Deferred income taxes	23,133	24,779
Mine closing accrual	170,562	128,782
Deferred lease costs	86	–
Pension and post-retirement benefits	56,805	55,452
Other accrued liabilities	4,720	5,340
	255,306	214,353
Equity:
Common stock and membership units	199	199
Capital in excess of stated value	791	791
Retained earnings	3,235	3,230
	4,225	4,220

Total liabilities and equity	$ 1,069,988	$ 913,276

See accompanying notes.

The Unconsolidated Mines of
The North American Coal Corporation
Combined Statements of Net Income

	Years Ended December 31
	2015	2014	2013
	(In thousands)

Lignite tons sold	27,067	26,676	25,910

Income:
Sales	$ 603,872	$ 572,680	$ 570,864
Other	289	1,300	1,038
	604,161	573,980	571,902

Cost and expenses:
Cost of sales	474,441	442,419	435,056
Depreciation, depletion, and amortization	59,202	58,759	63,491
	533,643	501,178	498,547
Operating Profit	70,518	72,802	73,355

Other income (expense)
Interest	(22,435)	(24,811)	(27,403)
Gain on sale of assets	350	406	477
	(22,085)	(24,405)	(26,926)
Income before income taxes	48,433	48,397	46,429

Income tax provision (benefit):
Current	11,839	12,624	12,868
Deferred	(1,802)	(1,556)	(2,891)
	10,037	11,068	9,977
Net income	$ 38,396	$ 37,329	$ 36,452

See accompanying notes.

The Unconsolidated Mines of
The North American Coal Corporation
Combined Statements of Equity

	Years Ended December 31
	2015	2014	2013
	(In thousands)
Common stock and membership units:
Beginning balance	$ 199	$ 199	$ 199

Capital in excess of stated value	791	791	791

Retained earnings:
Beginning balance	3,230	3,468	1,375
Net income	38,396	37,329	36,452
Dividends paid	(38,391)	(37,567)	(34,359)
	3,235	3,230	3,468

Total equity	$ 4,225	$ 4,220	$ 4,458

See accompanying notes.

The Unconsolidated Mines of
The North American Coal Corporation
Combined Statements of Cash Flows

	Years Ended December 31
	2015	2014	2013
	(In thousands)
Operating activities
Net income	$ 38,396	$ 37,329	$ 36,452
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation, depletion, and amortization	59,202	58,759	63,491
Amortization of deferred financing costs	31	31	31
Gain on sale of assets	(350)	(406)	(477)
Equity income received (earned) in cooperatives	500	(858)	(565)
Mine closing accrual	6,348	2,424	(1,142)
Deferred lease costs	5,256	3,899	2,220
Deferred income taxes	(1,802)	(1,556)	(2,891)
Post-retirement benefits and other accrued liabilities	(778)	(1,393)	(7,608)
Amortization of advance minimum royalties	28	49	238
Other noncurrent assets	(18,621)	(16,002)	(7,383)
	88,210	82,276	82,366
Working capital changes:
Accounts receivable	(12,684)	6,850	18,020
Inventories	(1,393)	(6,047)	2,204
Accounts payable and other accrued liabilities	(50,575)	29,050	7,084
Other changes in working capital	(426)	(136)	328
	(65,078)	29,717	27,636
Net cash provided by operating activities	23,132	111,993	110,002

Investing activities
Expenditures for property, plant, and equipment	(128,906)	(51,747)	(15,330)
Additions to advance minimum royalties	(51)	(80)	(151)
Proceeds from sale of property, plant, and equipment	1,768	2,771	1,048
Net cash used for investing activities	(127,189)	(49,056)	(14,433)

Financing activities
Additions to advances from customer, net	22,791	15,048	1,602
Payments received (made) on note from Parent Company, net	1,361	1,540	(870)
Additions to long-term obligations	171,540	–	–
Repayment of long-term obligations	(43,426)	(44,373)	(46,702)
Notes receivable	160	107	–
Financing fees paid	(2,375)	–	–
Dividends paid	(38,391)	(37,567)	(34,359)
Net cash provided by (used for) financing activities	111,660	(65,245)	(80,329)

Increase (decrease) in cash and cash equivalents	7,603	(2,308)	15,240
Cash and cash equivalents at beginning of year	17,556	19,864	4,624
Cash and cash equivalents at end of year	$ 25,159	$ 17,556	$ 19,864

See accompanying notes.

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)

December 31, 2015, 2014 and 2013

1.	Organization

The Coteau Properties Company, The Falkirk Mining Company, The Sabine Mining Company, Demery Resources Company, LLC, Caddo Creek Resources Company, LLC, Camino Real Fuels, LLC, Coyote Creek Mining Company LLC, and Liberty Fuels, LLC (collectively, the Unconsolidated Mines) are each wholly owned subsidiaries of The North American Coal Corporation (Parent Company), which is a wholly owned subsidiary of NACCO Industries, Inc. (Ultimate Parent Company).
During 2003, the Parent Company adopted authoritative guidance issued by the Financial Accounting Standards Board (FASB) on Consolidation of Variable Interest Entities. The guidance clarifies the application of authoritative guidance on Consolidated Financial Statements for certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. In accordance with the guidance, the Parent Company is not the primary beneficiary of the Unconsolidated Mines and does not consolidate these entities’ financial position or results of operations. The Unconsolidated Mines are still considered under common management of the Parent Company and, therefore, are reflected collectively in the Unconsolidated Mines’ audited combined financial statements.
The Coteau Properties Company: The Coteau Properties Company (Coteau), an Ohio corporation, was organized on May 23, 1972, pursuant to an agreement between the Parent Company and a wholly owned subsidiary of a diversified energy company (Buyer). Coteau is principally engaged in lignite mining through the operation of a surface mine in North Dakota.
On April 22, 1977, the Buyer exercised its option to enter into a coal sales agreement, as restated June 1, 1979. As of November 1, 1988, all of the Buyer’s rights, interests, and obligations under the coal sales agreement were assigned to Dakota Coal Company (Coteau’s Customer), a wholly owned subsidiary of Basin Electric Power Cooperative (Basin). This coal sales agreement was subsequently replaced with a coal sales agreement, as amended, between Coteau and Coteau’s Customer (Coteau Agreement) and provides Coteau with the option to extend Coteau’s agreement up to the year 2037 and provides for reimbursement of administrative and general expenses, included in cost of sales in the combined statements of net income, from actual costs to reimbursement at a fixed rate per ton.
Under the terms and conditions of the Coteau Agreement, Coteau is to supply coal to an electric generating station and a coal gasification plant, as well as to other third parties. The terms of a related option agreement, as amended, provide that, under certain conditions of default, Coteau’s Customer may acquire the assets, subject to the liabilities, for an amount equal to the equity of Coteau.
The Falkirk Mining Company: The Falkirk Mining Company (Falkirk), an Ohio corporation, was organized on August 22, 1974, to enter into a coal sales agreement (Falkirk Agreement) with an electric generation and transmission cooperative (Falkirk’s Customer). Falkirk’s agreement was restated effective January 1, 2007, to extend the agreement to 2045. Falkirk is principally engaged in lignite mining through the operation of a surface mine in North Dakota.

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)

1.	Organization (continued)

Under the terms of the Falkirk Agreement, Falkirk’s Customer has agreed to provide, or procure from others, the financing required to develop, equip, and operate Falkirk’s mine for the life of the Falkirk Agreement. The Falkirk Agreement provides that, under certain conditions of Falkirk’s default, Falkirk’s Customer may acquire the assets, subject to the liabilities, for an amount equal to the equity of Falkirk.
Falkirk’s Customer has entered into an operating agreement with Falkirk whereby a dragline to be used in the production of coal (original cost of approximately $40,000) leased by Falkirk’s Customer has been made available to Falkirk without rent.
The Sabine Mining Company: The Sabine Mining Company (Sabine), a Nevada corporation, was organized on November 6, 1980, and entered into a lignite mining agreement, as restated, (Sabine Agreement) with a public utility (Sabine’s Customer) in 1981, which was subsequently amended and restated on January 1, 1996, December 1, 2001 and January 1, 2008. Sabine is principally engaged in lignite mining through the operation of a surface mine in Texas.
The Sabine Agreement provides that, under certain conditions of default, Sabine’s Customer may acquire the issued and outstanding common stock of Sabine for an amount equal to the equity of Sabine.
Other entities: Demery Resources Company, LLC (Demery), Caddo Creek Resources Company, LLC (Caddo), Camino Real Fuels, LLC (Camino Real), Coyote Creek, LLC (Coyote) and Liberty Fuels Company, LLC (Liberty) were all formed during 2008, 2009, and 2012 to develop, construct, and operate lignite surface mines under long-term contracts for their respective customers. The contracts with the customers allow for reimbursement of all costs plus a management fee. Demery and Caddo have had some minimal deliveries during the year. Camino Real, Coyote, and Liberty are building mines or developing plans to build mines and therefore do not currently mine or deliver coal.
Since each of the Unconsolidated Mines has an agreement to provide coal to their respective customers, a significant portion of each of the Unconsolidated Mines’ revenue is derived from a single source. The financial position of the Unconsolidated Mines and the Parent Company would be materially affected if the existing contractual relationship with any of the Unconsolidated Mines’ customers were terminated or significantly altered.
Management performed an evaluation of the Unconsolidated Mines’ activities through March 2, 2016 which is the date these financial statements were issued. No significant subsequent events have occurred that required recognition or disclosure in these financial statements.

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)

2.	Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Revenue Recognition and Accounts Receivable
Under their respective mining agreements, the Unconsolidated Mines recognize revenue and a related receivable as coal is delivered. The sales price of the coal is based on costs, plus a profit or management fee per ton of coal delivered. As is customary in the coal industry, these agreements provide for monthly settlements. The Unconsolidated Mines’ significant credit concentration is uncollateralized; however, historically, no credit losses have been incurred. Management has reviewed the carrying value of its accounts receivable and has determined that a reserve for credit losses is not necessary based on amounts subsequently realized.
Cash and Cash Equivalents
Cash and cash equivalents include cash in banks and highly liquid investments with initial maturities of three months or less. After considering the right of offset, outstanding checks net of their associated funding accounts, are classified as accounts payable.
Inventories
Coal and supply inventories are stated at the lower of cost or market. Cost is determined using the weighted-average method.
Property, Plant and Equipment
Property, plant, and equipment are recorded at cost. Depreciation, depletion, and amortization are provided in amounts sufficient to amortize the cost of related assets (including assets recorded under capitalized lease obligations) over their estimated useful lives or lease terms and are calculated by either the straight-line method or the units-of-production method based on estimated recoverable tonnage. In the course of preparing a mine for production, the Unconsolidated Mines incur mine development costs prior to initial production, as well as throughout the life of the mine. The Unconsolidated Mines capitalize these costs as a part of plant and equipment in the accompanying combined balance sheets. The Unconsolidated Mines amortize the development costs over their estimated useful life, which is generally a units-of-production method. Repairs and maintenance costs are expensed when incurred, unless such costs extend the estimated useful life of the asset, in which case such costs are capitalized and depreciated.

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)

2.	Significant Accounting Policies (continued)

Advance Minimum Royalties
Advance minimum royalties are advance payments made to lessors under terms of mineral lease agreements that are recoupable against future production. These advanced payments are capitalized when paid and charged against income as the coal reserves are mined.
Long-Lived Assets
Upon identification of indicators of impairment, management compares the carrying value of its long-lived assets to the undiscounted cash flows of such assets. When the undiscounted cash flows are less than the related assets’ carrying value, the long-lived assets are adjusted to fair value (based on active market quotes, third-party appraisals, or discounted cash flows).
Accounting for Asset Retirement Obligations
Under certain federal and state regulations, the Unconsolidated Mines are required to reclaim land disturbed as a result of mining. Reclamation of disturbed land is a continuous process throughout the terms of the mining agreements. Current reclamation costs are charged to expense in the period incurred and are being recovered as a cost of coal tonnage sold. Costs to complete reclamation after mining has been completed are to be reimbursed under the respective mining or coal sales agreements.
Authoritative guidance on accounting for asset retirement obligations provides accounting requirements for retirement obligations associated with tangible long-lived assets, including: (i) the timing of liability recognition; (ii) initial measurement of the liability; (iii) allocation of asset retirement cost to expense; (iv) subsequent measurement of the liability; and (v) financial statement disclosures. The guidance requires that an asset’s retirement cost should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method.
The Unconsolidated Mines’ asset retirement obligations are for costs to close its surface mines and reclaim the land it has disturbed as a result of its normal mining activities. The Unconsolidated Mines have estimated these costs and recognized a liability and associated asset in accordance with authoritative guidance. The Unconsolidated Mines determined these obligations based on estimates adjusted for inflation, projected to the estimated closure dates, and then discounted using a credit-adjusted, risk-free interest rate. The accretion of the liability is being recognized over the estimated life of the individual asset retirement obligations. The associated asset is recorded in property, plant, and equipment in the accompanying balance sheets.
Since the cost of reclamation is reimbursable under the provisions of the mining agreements, the difference between the capitalized asset retirement obligation and the reclamation liability is recorded as a long-term receivable from the customers. Additionally, the annual costs related to amortization of the asset and accretion of the liability of $10,321, $9,983, and $11,002 in 2015, 2014, and 2013, respectively, are included in cost of sales, and increases the sales to, and the long-term receivable from, the customers. The long-term receivable (see Note 4) will be reimbursed to the Unconsolidated Mines as the costs of reclamation are actually incurred.

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)

2.	Significant Accounting Policies (continued)

There are currently no assets legally restricted for purposes of settling these asset retirement obligations. A reconciliation of the beginning and ending aggregate carrying amount of the asset retirement obligations is as follows:

	December 31
	2015	2014
Beginning balance	$129,093	$126,669
Liabilities incurred during the period	33,386	—
Liabilities settled during the period	(311)	(3,970)
Accretion expense	6,659	6,394
Revision in cash flows	1,735	—
	$170,562	$129,093

Financial Instruments and Derivative Financial Instruments
Financial instruments held by the Unconsolidated Mines include cash and cash equivalents, accounts receivable, accounts receivable from affiliated companies, accounts payable, accounts payable to affiliated companies and long-term debt. The Unconsolidated Mines do not hold or issue financial instruments or derivative financial instruments for trading purposes.
Reclassifications
Certain reclassifications have been made to the 2014 consolidated financial statements to conform to the 2015 reporting presentation.

3.	Inventories

	December 31
	2015	2014
Coal	$28,041	$29,970
Supplies	70,406	67,084
	$98,447	$97,054

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)

4.	Other Investments and Receivables

Other investments and receivables consist of the following:

	December 31
	2015	2014
Long-term receivable from Unconsolidated Mine customers related to:
Asset retirement obligation	$59,639	$49,627
Pension and retiree medical obligation	60,545	57,459
Reclamation bond	20,622	17,922
Investment in cooperatives	15,883	16,378
Other	11,795	4,465
	168,484	145,851
Less asset retirement obligation included in current
accounts receivable	—	311
	$168,484	$145,540

The long-term receivables will be reimbursed to the Unconsolidated Mines as the costs of reclamation, pension and retiree medical obligations are actually incurred or paid.
One of the Unconsolidated Mines holds investments in cooperatives that provide electrical service to the mine site. Patronage dividends from cooperatives are recorded as declared. The dividends declared are consistently paid out, but routinely several years after the declaration. These patronage dividends when declared are reflected as a reduction in the cost of coal under the mining agreements. In the event the cooperatives should become unable to pay the patronage dividends previously declared, the Unconsolidated Mines would be required at that time to record an impairment charge against the investment asset, which would be reimbursable under the mining agreement.

5.	Accrued Liabilities

Other current liabilities consist of the following:

	December 31
	2015	2014
Accrued payroll	$17,579	$13,578
Other	7,443	6,560
	$25,022	$20,138

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)

6. Advances From Customers and Notes Payable
Advances from Customers
Advances from customers represent amounts advanced to Coteau and Falkirk from their customers or their affiliates to provide working capital and to develop and operate the mines. These advances, which are not guaranteed by either the Parent Company or the Ultimate Parent Company, are secured by substantially all owned assets and assignment of all rights under the agreements. Coteau’s advances incur an average weighted interest rate of 3.878%. No repayment schedule has been established for Falkirk’s advances, which are noninterest-bearing, in accordance with the funding agreement with the customer.
Estimated maturities for Coteau for the next five years, including current maturities, and Falkirk’s customer advances with unspecified repayment schedules are as follows:

2016	$6,627
2017	6,588
2018	6,588
2019	6,588
2020	6,588
Thereafter	95,973
128,952
Advances with unspecified repayment schedule	108,759
Total advances from customers	237,711
Less current maturities	14,995
Total long-term advances from customers	$222,716

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)

6.    Advances From Customers and Notes Payable (continued)

Notes Payable
Notes payable primarily represents financing which customers arranged and guaranteed for Coyote and Sabine. Neither the Parent Company nor the Ultimate Parent Company has guaranteed these borrowings. Notes payable consist of the following:

	December 31
	2015	2014
KeyBank – Revolving line of credit due March 16, 2020, providing for borrowing up to $105.0 million. Interest is based on the base rate plus 1.00% at December 31, 2015 and on LIBOR plus 2.00% at December 31, 2015, on the unpaid balance (interest rate of 4.50% and 2.32% at December 31, 2015)	$37,000	$—
AIG – Secured note payable due December 28, 2040 with monthly principal and interest payments to begin on July 28, 2016 at an interest rate of 4.39% on the unpaid balance.	134,540	—
Borrowings under a revolving credit agreement that expires July 31, 2016, to a bank providing for borrowings up to $10,000. Interest is based on the bank’s daily cost of funds plus 1.75% (2.10% and 1.80% at December 31, 2015 and 2014, respectively)	—	—
Secured note payable due August 21, 2031, with semiannual principle and interest payments at an interest rate of 4.58% on the unpaid balance	53,625	56,875
Secured note payable due October 31, 2024, with semiannual interest payments at an interest rate of 6.37% on the unpaid balance
	25,000	25,000
Other	256	404
Total notes payable	$250,421	$82,279
Less current portion	7,215	3,452
Long-term portion of notes payable	$243,206	$78,827

Under the terms of all note agreements, substantially all assets of Coyote and Sabine are pledged and all rights under the mining or coal sales agreements are assigned.
Notes payable maturities for the next five years and thereafter are as follows:

2016	$7,215
2017	12,566
2018	12,308
2019	12,239
2020	12,240
Thereafter	193,853
Total	$250,421

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)

6.	Advances From Customers and Notes Payable (continued)

Commitment fees paid to banks were approximately $223, $79 and $76 in 2015, 2014 and 2013, respectively, and are included in interest expense in the accompanying combined statements of net income.
7. Pension and Other Postretirement Plans
Defined Benefit Plans
Substantially all the Unconsolidated Mines’ salaried employees hired prior to January 1, 2000, participate in The North American Coal Corporation Salaried Employees Pension Plan (the Plan), a noncontributory defined benefit plan sponsored by the Parent Company. Pension benefits for certain management level employees were frozen effective December 31, 2004. During 2013, the Company amended the Combined Defined Benefit Plan for the Ultimate Parent and its subsidiaries (the Combined Plan) to freeze pension benefits for all employees effective as of the close of business on December 31, 2013. Employees whose benefits were frozen receive retirement benefits under defined contribution retirement plans. As a result of this amendment, the Company remeasured the Combined Plan and recorded a $1,622 pre-tax curtailment loss during 2013.
The Company also approved freezing all pension benefits under its Supplemental Retirement Benefit Plan (the “SERP”). In years prior to 2013, benefits other than COLA’s were frozen for all SERP participants. Effective as of the close of business on December 31, 2013, all COLA benefits under the SERP were eliminated for all plan participants.
Benefits under the defined benefit pension plans are based on years of service and average compensation during certain periods. The Unconsolidated Mines made contributions to this plan of $61, $2,213 and $11,337 in 2015, 2014 and 2013, respectively. The Unconsolidated Mines expect to make supplemental payments and pay benefits from the assets of the Plan of $7,568 in 2016, $8,384 in 2017, $9,177 in 2018, $9,834 in 2019, $10,460 in 2020, and $59,689 in the five years thereafter.
The following is a detail of the net periodic pension expense of the Unconsolidated Mines, using assumed discount rates of 3.95% and 4.00% in 2015 and 4.75% in 2014:

	Year Ended December 31
	2015	2014	2013
Service cost	$—	$—	$3,988
Interest cost	7,968	7,983	8,202
Expected return on plan assets	(12,589)	(11,739)	(10,950)
Amortization of actuarial loss	1,066	105	4,592
Amortization of prior service cost	8	26	423
Curtailment loss	—	—	1,622
Net periodic pension (income) expense	$(3,547)	$(3,625)	$7,877

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)

7.	Pension and Other Postretirement Plans (continued)

The following is a detail of the changes in plan assets and benefit obligations recognized in long-term receivable from customers:

	Year Ended December 31
	2015	2014	2013
Current year actuarial loss (gain)	$1,474	$31,590	$(60,533)
Current year prior service credit	(92)	—	(540)
Amortization of actuarial loss	(1,066)	(105)	(4,592)
Amortization of prior service cost	(8)	(26)	(423)
Recognition of curtailment cost	—	—	(1,622)
Asset transfer	(147)	(174)	—
Amount recognized in long-term receivable	$161	$31,285	$(67,710)

The following sets forth the Unconsolidated Mines portion of the changes in the benefit obligation and plan assets of the defined benefit plans of the Unconsolidated Mines at:

	December 31
	2015	2014
Change in benefit obligation:
Projected benefit obligation at beginning of year	$204,776	$171,190
Service cost	—	—
Interest cost	7,968	7,983
Actuarial loss (gain)	(11,603)	32,282
Benefits paid	(6,827)	(6,171)
SERP transfer to Parent	(304)	(508)
Projected benefit obligation at end of year	$194,010	$204,776

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)

7.	Pension and Other Postretirement Plans (continued)

	December 31
	2015	2014
Change in plan assets:
Fair value of plan assets at beginning of year	$173,823	$165,349
Actual return on plan assets	(143)	12,666
Beginning of year adjustment	(268)	—
Employer contributions	61	2,213
Benefits paid	(6,827)	(6,171)
Asset transfers	(77)	(234)
Fair value of plan assets at end of year	$166,569	$173,823

Funded status at end of year	$(27,442)	$(30,953)

	December 31
	2015	2014
Amounts recognized in the combined balance sheets consist of:
Current liabilities	$—	$(25)
Noncurrent liabilities	(27,442)	(30,928)
	$(27,442)	$(30,953)
Components of long-term receivables from customers consist of:
Actuarial loss	$40,656	$40,340
Prior service cost	—	155
	$40,656	$40,495

The actuarial loss and prior service cost included in long-term receivables from customers expected to be recognized in net periodic benefit cost in 2016 are $584 ($380 net of tax) and $0 ($0 net of tax), respectively.
The projected benefit obligation included in the table above represents the actuarial present value of benefits attributable to employee service rendered to date.
The expected long-term rate of return on defined benefit plan assets reflects management's expectations of long-term rates of return on funds invested to provide for benefits included in the projected benefit obligations. In establishing the expected long-term rate of return assumption for plan assets, the Ultimate Parent considers the historical rates of return over a period of time that is consistent with the long-term nature of the underlying obligations of these plans as well as a forward-looking rate of return. The historical and forward-looking rates of return for each of the asset classes used to determine the Ultimate Parent’s estimated rate of return assumption were based upon the rates of return earned or expected to be earned by investments in the equivalent benchmark market indices for each of the asset classes.

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)

7. Pension and Other Postretirement Plans (continued)
The Plan maintains an investment policy that, among other things, establishes a portfolio asset allocation methodology with percentage allocation bands for individual asset classes. The investment policy provides that investments are reallocated between asset classes as balances exceed or fall below the appropriate allocation bands.
The following is the actual allocation percentage and target allocation percentage for the plan assets at the measurement date:

	Actual 2015	Actual 2014	Target Allocation Range
U.S. equity securities	52.2%	55.3%	41.0%–62.0%
Non-U.S. equity securities	12.3	11.3	10.0%–16.0%
Fixed income securities	35.1	32.9	30.0%–40.0%
Money market	0.4	0.5	0.0%–10.0%

The fair value of each major category of plan assets for the Unconsolidated Mines’ pension plans are valued using quoted market prices in active markets for identical assets, or Level 1 in the fair value hierarchy. Following are the values as of December 31:

	2015	2014
U.S. equity securities	$87,181	$95,327
Non-U.S equity securities	20,235	19,838
Fixed income securities	58,594	57,921
Money market	559	737
Total	$166,569	$173,823

Postretirement Health Care
The Parent Company also maintains health care plans which provide benefits to eligible retired employees, including employees of the Unconsolidated Mines. Effective December 31, 2008, postretirement health care plan amendments for the Unconsolidated Mines eliminated all post-65 welfare coverage and Medicare reimbursements. The Unconsolidated Mines expect to pay benefits of $2,229 in 2016, $2,605 in 2017, $2,964 in 2018, $3,350 in 2019, $3,552 in 2020 and $16,545 in the five years thereafter related to these plans.

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)

7. Pension and Other Postretirement Plans (continued)
The following is a detail of the net periodic benefit expense for postretirement health care and life insurance for the Unconsolidated Mines, using an assumed discount rate of 3.25% and 3.85% in 2015 and 2014, respectively:

	Year Ended December 31
	2015	2014	2013
Service cost	$653	$674	$733
Interest cost	918	1,050	826
Expected return on plan assets	(168)	(227)	(274)
Amortization of actuarial loss	705	672	741
Amortization of prior service credit	(247)	(417)	(825)
Net periodic postretirement expense	$1,861	$1,752	$1,201

The following is a detail of the changes in plan assets and benefit obligations recognized in long-term receivable from customers:

	Year Ended December 31
	2015	2014	2013
Current year actuarial loss (gain)	$3,698	$718	$(53)
Amortization of actuarial loss	(705)	(672)	(741)
Amortization of prior service credit	247	417	825
Amount recognized in long-term receivable	$3,240	$463	$31

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)

7. Pension and Other Postretirement Plans (continued)
The following sets forth the changes in the benefit obligations and plan assets during the year of the postretirement health care and life insurance plans:

	December 31
	2015	2014
Change in benefit obligation:
Benefit obligation at beginning of year	$28,473	$27,384
Service cost	653	674
Interest cost	918	1,050
Actuarial loss	3,461	685
Benefits paid	(1,617)	(1,320)
Benefit obligation at end of year	$31,888	$28,473

Change in plan assets:
Fair value of plan assets at beginning of year	$3,399	$4,293
Actual (loss) return on plan assets	(68)	230
Employer contributions	389	549
Benefits and taxes paid	(1,967)	(1,673)
Fair value of plan assets at end of year	$1,753	$3,399

Funded status at end of year	$(30,135)	$(25,074)

	December 31
	2015	2014
Amounts recognized in the consolidated balance sheets consist of:
Current liabilities	$(1,142)	$(551)
Noncurrent liabilities	(28,993)	(24,523)
	$(30,135)	$(25,074)

Components of long-term receivables from customers consist of:
Actuarial loss	$10,277	$7,284
Prior service credit	(91)	(339)
	$10,186	$6,945

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)

7. Pension and Other Postretirement Plans (continued)
The actuarial loss and prior service credit included in long-term receivables from customers expected to be recognized in net periodic benefit credit in 2016 are $1,234 ($802 net of tax) and $145 ($94 net of tax).
Some of the Unconsolidated Mines established Voluntary Employees’ Beneficiary Association (VEBA) trusts to provide for future retirement benefits other than pensions. The Unconsolidated Mines made cash contributions to the VEBA trust of $0 in 2015 and 2014, respectively. Contributions made to an IRS-approved VEBA trust are irrevocable and must be used for employee benefits.
Assumed health care cost trend rates can have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed health care cost trend rates would have the following effects at December 31, 2015:

	1-Percentage-Point Increase	1-Percentage-Point Decrease

Effect on total of service and interest cost	$108	$(101)
Effect on postretirement benefit obligation	$1,946	$(1,840)

Assumptions used in accounting for the pension and postretirement health care and life insurance benefit plans were as follows for the years ended:

	December 31
	2015	2014	2013
Weighted-average discount rates – pension	4.30%/4.20%/4.35%	3.95%	4.75%
Weighted-average discount rates – postretirement	3.40%	3.25%	3.85%
Rate of increase in compensation levels	NA	NA	NA
Expected long-term rate of return on assets-pension	7.75%	7.75%	7.75%
Expected long-term rate of return on assets-postretirement	6.00%	6.00%	6.00%
Health care cost trend rate assumed for next year	6.75%	7.00%	7.00%
Ultimate health care cost trend rate	5.00%	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2025	2021	2021

Defined Contribution Plans
For employees hired after December 31, 1999, the Parent Company established a defined contribution plan which requires the Unconsolidated Mines to make retirement contributions based on a formula using age and salary as components of the calculation. For employees hired after December 31, 2005, some of the Unconsolidated Mines contribute a set percentage of the employee’s salary. Employees are vested at a rate of 20% for each year of service and become 100% vested after five years of employment. The Unconsolidated

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)

7. Pension and Other Postretirement Plans (continued)
Mines recorded contribution expense of approximately $6,879 in 2015, $6,469 in 2014, and $3,412 in 2013 related to this plan.
Substantially all the Unconsolidated Mines’ salaried employees also participate in a defined contribution plan sponsored by the Parent Company. Employee contributions are matched by the Unconsolidated Mines up to a limit of 5% of the employee’s salary. The Unconsolidated Mines’ contributions to this plan were approximately $6,448 in 2014, $5,750 in 2014, and $5,164 in 2013.

8.	Leasing Arrangements and Other Commitments

The Unconsolidated Mines lease certain equipment under cancelable and non-cancelable capital and operating leases that expire at various dates through 2037. Many leases are renewable for additional periods at terms based upon the fair market value of the leased items at the renewal dates.
Future minimum lease payments as of December 31, 2015, for all capital lease obligations are as follows:

2016	$63,245
2017	41,638
2018	37,473
2019	33,562
2020	20,932
Thereafter	131,401
Total minimum lease payments	328,251
Amounts representing interest	(64,789)
Present value of net minimum lease payments	263,462
Current maturities	(48,177)
Long-term capital lease obligations	$215,285

As of December 31, 2015, $121,617 of the long-term capital lease obligations and $13,887 of the current maturities in the table above are due to a customer of one of the Unconsolidated Mines.

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)

8.	Leasing Arrangements and Other Commitments (continued)

Amortization of assets recorded under capital lease obligations is included in depreciation, depletion, and amortization in the combined statement of net income and comprehensive income. Assets recorded under capital leases are included in property, plant, and equipment and consist of the following:

	December 31
	2015	2014

Plant and equipment	$468,029	$477,213
Accumulated amortization	(206,694)	(193,776)
	$261,335	$283,437

Under the provisions of the mining or coal sales agreements, the customers are required to pay, as a part of the cost of coal delivered, an amount equal to the annual lease payments. Interest and amortization expense in excess of annual lease payments are deferred and recognized in years when annual lease payments exceed interest expense and amortization. These excess costs are recorded as receivables from the customers and are included in deferred lease costs in the accompanying combined balance sheets.
Future minimum lease payments on long-term cancelable operating leases at December 31, 2015, are as follows:

2016	$1,412
2017	395
2018	64
2019	1
2020	–
$1,872

Rental expense for all operating leases was $7,887 in 2015, $4,642 in 2014, and $2,523 in 2013.

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)

9.	Income Taxes

The Unconsolidated Mines are included in the consolidated federal income tax return filed by the Ultimate Parent Company. The Unconsolidated Mines have entered into a tax-sharing agreement with the Ultimate Parent Company under which federal income taxes are computed by the Unconsolidated Mines on a separate return basis. The current portion of such tax is paid to the Ultimate Parent Company, except that net operating loss and tax credit carryovers that benefit the consolidated tax return are advanced to the Unconsolidated Mines and are repaid as utilized on a separate-return basis. To the extent that these carryovers are not used on a separate return basis, the Unconsolidated Mines are required, under conditions pursuant to the tax-sharing agreement, to refund to the Ultimate Parent Company the balance of carryovers advanced and not used by the Unconsolidated Mines prior to the expiration of such carryovers.
The provision for income taxes consists of the following:

	Year Ended December 31
	2015	2014	2013
Current:
Federal	$11,839	$12,624	$12,868
Total current tax provision (benefit)	11,839	12,624	12,868

Deferred:
Federal	(1,802)	(1,556)	(2,891)
Total deferred tax benefit	(1,802)	(1,556)	(2,891)
Total provision for income taxes	$10,037	$11,068	$9,977

A reconciliation of the federal statutory and effective income tax is as follows:

	Year Ended December 31
	2015	2014	2013
Income before income taxes	$48,433	$48,397	$46,429

Statutory taxes at 35.0%	$16,952	$16,939	$16,249
Percentage depletion	(5,580)	(5,480)	(5,575)
Other – net	(1,335)	(391)	(697)
Income tax provision	$10,037	$11,068	$9,977

Effective income tax rate	20.72%	22.87%	21.49%

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)

9.     Income Taxes (continued)
A summary of the primary components of the deferred tax assets and liabilities included in the accompanying combined balance sheets resulting from differences in the book and tax basis of assets and liabilities are as follows:

	December 31
	2015	2014
Deferred tax assets:
Accrued expense and reserves	$10,403	$8,597
Asset valuation	6,664	7,367
Inventory	3,791	3,625
Tax Attribute Carryforward	1,845	—
Other employee benefits	3,633	1,751
Total deferred tax assets	26,336	21,340
Deferred tax liabilities:
Property, plant, and equipment	(41,017)	(40,103)
Pensions	(8,452)	(6,016)
Total deferred tax liabilities	(49,469)	(46,119)
Net deferred tax liability	$(23,133)	$(24,779)

The Unconsolidated Mines regularly review the need for a valuation allowance against deferred tax assets and recognizes these deferred tax assets to the extent that realization is more likely than not. Based on a review of earnings history and trends, forecasted earnings, and the relevant expiration of carryforwards, the Unconsolidated Mines believe that no valuation allowance was necessary at December 31, 2015 or 2014.

10.	Fair Value of Financial Instruments

The carrying amounts for cash and cash equivalents, accounts receivable, accounts receivable from affiliated companies, and accounts payable and accounts payable to affiliated companies approximate fair value due to the short term maturities of these instruments. The fair value of notes payable and one of the Unconsolidated Mines advances from customer were determined based on the discounted value of the future cash flows and one of the Unconsolidated Mines advances from customer, which has no specified repayment schedule was determined based on the discounted value of the total payment at the end of the contract term, using borrowing rates currently available to the Unconsolidated Mines for bank loans with similar terms and maturities, taking into account company credit risk.

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)

10.    Fair Value of Financial Instruments (continued)
The fair value compared to the carrying value is summarized as follows:

	December 31
	2015	2014
Fair value:
Notes payable	$(249,308)	$(88,422)
Advances from customers	$(163,897)	$(149,235)

Carrying value:
Notes payable	$(250,421)	$(82,279)
Advances from customers	$(237,711)	$(214,920)

11.	Equity
The components of common stock and capital in excess of stated value at December 31, 2015 is as follows:

	Common Stock	Capital in Excess of Stated Value

Coteau common stock, without par value (stated value $10 per share) – authorized 1,000 shares; issued and outstanding 100 shares
	$1	$791
Falkirk common stock, without par value (stated value $1,919.30 a share) – authorized 1,000 shares; issued and outstanding 100 shares
	192	—
Sabine common stock, $1 par value – authorized, issued and outstanding 1,000 shares
	1	—
Demery membership units, $10 par value – authorized, issued and outstanding 100 shares
	1	—
Caddo membership units, $10 par value – authorized, issued and outstanding 100 shares
	1	—
Camino Real membership units, $10 par value – authorized, issued and outstanding 100 shares
	1	—
Liberty membership units, $10 par value – authorized, issued and outstanding 100 shares
	1	—
Coyote Creek membership units, $10 par value – authorized, issued and outstanding 100 shares	1
—
	$199	$791

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)

11.	Equity (continued)

As noted previously, Demery, Caddo, and Camino Real were all formed in 2008, Liberty Fuels was formed in 2009, and Coyote was formed in 2012. These entities have been originally structured as single member limited liability companies primarily for the reduced administrative requirements, flexible profit distribution and pass-through tax attributes available with this form of entity.

12.	Supplemental Cash Flow Information

	December 31
	2015	2014	2013
Cash paid (received) during the year for:
Interest	$25,022	$24,968	$27,500
Income taxes	12,214	12,087	(2,765)
Property, plant, and equipment:
Capital leases and land	7,548	4,808	10,354
Deferred lease costs	456	(202)	70
Lease obligations	2,011	(7,606)	(10,424)
Accounting for asset retirement obligations:
Change in property, plant, and equipment	35,115	—	(3,794)
Change in receivables from customers including depreciation billed	10,010	5,611	3,206
Change in liabilities	(41,463)	(2,424)	4,932

13.	Transactions With Affiliated Companies
Costs and expenses include net payments of approximately $4,407, $3,274 and $2,822 in 2015, 2014 and 2013, respectively, for administrative and other services from the Ultimate Parent Company, the Parent Company, and their subsidiaries.
Accounts receivable and accounts payable with the Ultimate Parent Company and the Parent Company represent the timing of income taxes and dividends within the affiliated group. In addition accounts payable to affiliated companies includes a payable for a dragline sold from the Parent Company to one of the unconsolidated mines.
The note receivable from Parent Company of $1,446 and $2,807 in 2015 and 2014, respectively, is a demand note with interest of 0.55% at December 31, 2015 and 0.38% at December 31, 2014.

The Unconsolidated Mines of
The North American Coal Corporation

Notes to Combined Financial Statements
(In thousands, Except as noted and Per Share and Percentage Data)

13. Transactions With Affiliated Companies (continued)
The Parent Company is a party to certain guarantees related to Coyote. Under certain circumstances of default or termination of Coyote’s Lignite Sales Agreement (“LSA”), the Parent Company would be obligated for payment of a "make-whole" amount to Coyote’s third party lenders. The “make-whole” amount is based on the excess, if any, of the discounted value of the remaining scheduled debt payments over the principal amount. In addition, in the event Coyote’s LSA is terminated on or after January 1, 2024 by Coyote’s customers, the Parent Company is obligated to purchase Coyote’s dragline and rolling stock for the then net book value of those assets. To date, no payments have been required from the Parent Company since the inception of these guarantees. The Parent Company believes that the likelihood of future performance under the guarantees is remote, and no amounts related to these guarantees have been recorded.

14.	Contingencies
Various legal and regulatory proceedings and claims have been or may be asserted against the Unconsolidated Mines relating to the conduct of their businesses, including environmental and other claims. These proceedings are incidental to the ordinary course of business of the Unconsolidated Mines. Management believes that it has meritorious defenses and will vigorously defend itself in these actions. Any costs that management estimates will be paid as a result of these claims are accrued when the liability is considered probable and the amount can be reasonably estimated. Although the ultimate disposition of these proceedings is not presently determinable, management believes, after consultation with its legal counsel, that the likelihood is remote that material costs will be incurred in excess of accruals already recognized and would not have a significant impact on the Unconsolidated Mines’ financial position or results of operations.